Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No 2 )*

Cementos Pacasmayo S.A.A.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

15126Q109**

(CUSIP Number)

**CUSIP number of American Depositary Shares listed on the New York Stock Exchange.

The Common Shares are not publicly traded in the United States. They are traded on the Lima Stock Exchange and the CINS Identifier is P23950100.

March 1, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15126Q109 (ADSs)	Page 2 of 8 Pages

(1)	Names of reporting persons Inversiones ASPI S.A. (formerly: Inversiones Pacasmayo S.A.) IRS Identification No. of Above Persons (Entities Only) Not Applicable
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Peru

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power NONE
	(6)	Shared voting power 211,985,547
	(7)	Sole dispositive power NONE
	(8)	Shared dispositive power 211,985,547

(9)	Aggregate amount beneficially owned by each reporting person 211,985,547
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable.
(11)	Percent of class represented by amount in Row (9) 50.01%
(12)	Type of reporting person (see instructions) HC, CO

CUSIP No. 15126Q109 (ADSs)	Page 3 of 8 Pages

(1)	Names of reporting persons Farragut Holdings, Inc. (Cayman Islands) 00-0000000 IRS Identification No. of Above Persons (Entities Only) Not Applicable
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power NONE
	(6)	Shared voting power 211,985,547
	(7)	Sole dispositive power NONE
	(8)	Shared dispositive power 211,985,547

(9)	Aggregate amount beneficially owned by each reporting person 211,985,547
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable.
(11)	Percent of class represented by amount in Row (9) 50.01%
(12)	Type of reporting person (see instructions) HC, CO

CUSIP No. 15126Q109 (ADSs)	Page 4 of 8 Pages

(1)	Names of reporting persons Eduardo Hochschild Beeck IRS Identification No. of Above Persons (Entities Only) Not Applicable
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Peru

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power NONE
	(6)	Shared voting power 211,985,547
	(7)	Sole dispositive power NONE
	(8)	Shared dispositive power 211,985,547

(9)	Aggregate amount beneficially owned by each reporting person 211,985,547
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable.
(11)	Percent of class represented by amount in Row (9) 50.01%
(12)	Type of reporting person (see instructions) IN

CUSIP No. 15126Q109 (ADSs)	Page 5 of 8 Pages

Item 1.

(a) Name of issuer:

Cementos Pacasmayo S.A.A.

(b) Address of issuer’s principal executive offices:

Calle La Colonia, No. 150

Urb. El Vivero, Santiago de Surco

Lima 33, Peru

Item 2.

2(a) Name of person filing:

2(b) Address or principal business office or, if none, residence:

2(c) Citizenship:

Inversiones ASPI S.A.

Calle La Colonia, No. 150

Urb. El Vivero, Santiago de Surco

Lima 33, Peru

Incorporated in Peru

Farragut Holdings, Inc. (Cayman Islands)

c/o Intertrust

190 Elgin Avenue

Georgetown

Grand Cayman KY1-9005

Cayman Islands

Incorporated in Cayman Islands

Eduardo Hochschild

Calle La Colonia, No. 150

Urb. El Vivero, Santiago de Surco

Lima 33, Peru

Citizen of Peru

2(d) Title of class of securities:

Common Shares

2(e) CUSIP No.:

15126Q109 (ADSs)

Item 3.

If this statement is filed pursuant to Rules §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Inversiones ASPI S.A. (“ASPI”) and Farragut Holdings, Inc. (Cayman Islands) (“Farragut”) are each a parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G). Farragut directly controls ASPI and Eduardo Hochschild directly and indirectly controls ASPI and Farragut.

CUSIP No. 15126Q109 (ADSs)	Page 6 of 8 Pages

Item 4. Ownership

a.	Amount beneficially owned:

See the Cover Page for each of the Reporting Persons.

b.	Percent of class

See the Cover Page for each of the Reporting Persons.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote

ii.	Shared power to vote or to direct the vote

iii.	Sole power to dispose or to direct the disposition of

iv.	Shared power to dispose or to direct the disposition of

See the Cover Page for each of the Reporting Persons.

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Inversiones ASPI S.A., a corporation organized under the laws of Peru (“ASPI”) with its principal place of business at Calle La Colonia, No. 150, Urb. El Vivero, Santiago de Surco, Lima 33, Peru, is the majority shareholder and controling person of Cementos Pacasmayo S.A.A. Farragut Holdings, Inc. (Cayman Islands), a corporation organized under the laws of the Cayman Islands (“Farragut”) with its principal place of business c/o Intertrust, 190 Elgin Avenue, Georgetown, Grand Cayman KY1-9005, Cayman Islands, is the majority shareholder and controlling person of ASPI. ASPI’s principal business is its investment in Cementos Pacasmayo S.A.A., and Farragut’s principal business is its investment in ASPI. Eduardo Hochschild is a director of ASPI, and he is the direct and indirect controlling person of both ASPI and Farragut.

Eduardo Hochschild, as the direct and indirect controlling person of ASPI and Farragut, may be deemed presently to beneficially own, but only to the extent he has pecuniary interest in, the shares of Cementos Pacasmayo S.A.A. presently owned by ASPI. Mr. Hochschild disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 15126Q109 (ADSs)	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inversiones ASPI S.A.	Farragut Holdings, Inc. (Cayman Islands)

May 4, 2017 Date	May 4, 2017 Date

/s/ Eduardo Hochschild Signature	/s/ Robert C. Muffly Signature
Eduardo Hochschild, Director Name/Title	Robert C. Muffly, Director and Secretary Name/Title

Eduardo Hochschild, Individually

May 4, 2017 Date

By:	/s/ Eduardo Hochschild

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 15126Q109 (ADSs)	Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

(Pursuant to Rule 13d-1(k)(1))

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the other, except to the extent that such person or entity knows or has reason to believe that such information is accurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: May 4, 2017

Inversiones ASPI S.A.

By:	/s/ Eduardo Hochschild

Eduardo Hochschild, Director

Farragut Holdings, Inc. (Cayman Islands)

By:	/s/ Robert C. Muffly

Robert C. Muffly, Director and Secretary

Eduardo Hochschild, Individually

By:	/s/ Eduardo Hochschild